EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2018 First Quarter Results

Strong Start to New Fiscal Year with Increased Revenues and New Growth Opportunities

BARRIE, Ontario, Nov. 09, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (NASDAQ:STB) today reported financial results for the first quarter of fiscal year 2018, ended September 30, 2017. All financial results are reported in U.S. dollars except as otherwise noted. STI's first quarter results reflect the normal seasonality of the school bus transportation industry. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results.

Revenue for the first quarter of fiscal 2018 increased more than five percent year over year to $107.4 million from $102.2 million, while Adjusted EBITDA* came in at $207,000 compared to $140,000 for the first quarter of fiscal year 2017.

"The first quarter operating results for fiscal year 2018 were vastly improved versus last year and in line with our expectations. The strong start provides us a base to build on for the remainder of the year,” stated Denis J. Gallagher, Chief Executive Officer. “As we historically mention, due to the seasonality of our school contracted business, the first quarter of the fiscal year reflects lower revenues due to schools being closed in July and August. The fiscal 2018 first quarter revenue increase, compared to last year, is a result of the net new business secured for fiscal 2018 for both the School Transportation Group and our new, growing Managed Services Group. We have built a very strong team in our Managed Services Group over the past year, and that business is less cyclical than the contracted school business. As we grow the revenues in this group, we expect to eventually offset summer losses and improve the overall performance of the company. As noted previously, we anticipate approximately six percent growth in annualized revenue for this fiscal year which is based on business already booked, and does not reflect any additional growth that may occur for the balance of the year.”

STI reported a substantial improvement in its summer loss with a net loss of $8.0 million or $0.08 per common share for the first quarter of fiscal year 2018 compared to the prior fiscal year first quarter net loss of $11.7 million or $0.13 per common share.

"Despite the impact of the two recent hurricanes that affected our teams in Texas and Florida, we had a very good start to the school year and are building off of that momentum. Some revenue days were lost in both markets affected by the storms from school closings, but we expect to make up most of that revenue later in the year,” added Gallagher. “The School Transportation Group is in a strong operational position as we enter bid season to pick up additional routes, if available, and we are encouraged by an active pipeline of opportunities we see in the market. There is similar momentum within the Managed Services Group where our trusted consultants and advisors, who are experts in fleet management, leasing, maintenance, training, and safety, continue to provide customized solutions to those inside the K-12 industry and now outside of it as well. In addition to the organic growth potential with MSG, we are excited about a number of new acquisitive opportunities we are reviewing. As always, we will be strategic with our growth in both groups, while continuing to leverage our core competencies.”

The Company also announced that the Board of Directors, which reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share through the end of the third quarter of fiscal 2018. The dividend, paid in U.S. dollars, is Canadian Dividend Tax Qualified and is a Qualified Dividend in the U.S.

Reconciliation of Net Loss and Adjusted EBITDA *
	Year over Year
(Amounts in 000's)	Three Months Ended
	9/30/17	9/30/16

Net loss	$(7,989)	$(11,716)

Add back:
Income tax benefit	(4,779)	(7,671)
Foreign currency gain	(803)	(142)
Other (income) expense, net	(382)	834
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	-	(190)
Non-cash stock compensation	-	3,323
Interest expense	4,627	5,609
Impairment of oil and gas assets	-	224
Amortization expense	795	791
Depreciation and depletion expense	4,419	4,927
Operating lease expense	4,319	4,151
Adjusted EBITDA *	$207	$140

Results of Operations

(Amounts in 000's)	Three Months Ended
	September 30
	2017	2016

Revenues	$107,433	$102,176

Costs and expenses
Cost of operations	94,107	89,203
General and administrative	17,393	16,984
Non-cash stock compensation	-	3,323
Acquisition expense	45	-
Depreciation and depletion expense	4,419	4,927
Amortization expense	795	791
Impairment of oil and gas assets	-	224
Total operating expenses	116,759	115,452

Loss from operations	(9,326)	(13,276)
Interest expense	4,627	5,609
Foreign currency gain	(803)	(142)
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	-	(190)
Other (income) expense, net	(382)	834
Loss before income taxes	(12,768)	(19,387)
Income tax benefit	(4,779)	(7,671)

Net loss	$(7,989)	$(11,716)
Basic and diluted net loss per common share	$(0.08)	$(0.13)

Annual General Meeting

Student Transportation Inc. will hold its Annual General Meeting on Thursday, November 9, 2017 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. The meeting will be audio webcast live and can be accessed at STI's website at www.RideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Investor Contacts:

Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
843.884.2720
dcoupe@ridesta.com